SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                               CBC HOLDING COMPANY
                               -------------------
                                (Name of Issuer)

              ----------------------------------------------------
                   CBC Holding Company        Lee Phillip Liles
              ----------------------------  ----------------------
                 CBC Interim Corporation      Steven L. Mitchell
              ----------------------------  ----------------------
                Sidney S. (Buck) Anderson    James A. Parrott, II
              ----------------------------  ----------------------
                James Thomas Casper, III        George M. Ray
              ----------------------------  ----------------------
              Charles A. (Pete) Clark, Sr.    Hulin Reeves, Jr.
              ----------------------------  ----------------------
                   John T. Croley, Jr.        Robert E. Sherrell
              ----------------------------  ----------------------
                   A.B.C. Dorminy, III      John Edward Smith, III
              ----------------------------  ----------------------
                      John S. Dunn            Wyndall L. Walters
              ----------------------------------------------------
                      (Names of Person(s) Filing Statement)

                                  COMMON STOCK
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                         (Title of Class of Securities)

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                      (CUSIP Number of Class of Securities)

                                  GEORGE M. RAY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               CBC HOLDING COMPANY
                             102 WEST ROANOKE DRIVE
                           FITZGERALD, GEORGIA  31750
                                 (229) 423-4321
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Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:
                             James C. Wheeler, Esq.
                              Powell Goldstein LLP
                     One Atlantic Center - Fourteenth Floor
                          1201 West Peachtree Street NW
                             Atlanta, Georgia  30309
                                 (404) 572-6600

     This statement is filed in connection with (check the appropriate box):
     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [_] The filing of a registration statement under the Securities Act of 1933.
     c.  [_]  A tender offer.
     d.  [_]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            Calculation of Filing Fee
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Transaction valuation*                  Amount of filing fee
-----------------------------------     ----------------------------------------
                $ 4,000,000                               $ 470.80
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* For purposes of calculating the fee only. This amount assumes the acquisition of 129,623 shares of common stock of the subject company for $_____ per share in cash. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registra-tion statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $                 Filing Party:
Form or Registration No.:                   Date Filed:

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule") is being filed by the filing persons listed on the cover of this Schedule in connection with an Agreement and Plan of Reorganization (the "Plan") that is designed to take CBC Holding Company (the "Company") private by reducing its number of shareholders of record to below 300. A copy of the Plan is attached as Appendix A to the Proxy Statement being filed by the Company concurrently
   ----------
with this Schedule. The Proxy Statement is also being filed under Schedule 14A pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, and is incorporated by reference herein. The Proxy Statement relates to a special meeting of shareholders at which the Company's shareholders will consider and vote upon the Plan.

     All information contained in this Schedule concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

ITEM 1.   Summary Term Sheet

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

ITEM 2.   Subject Company Information

          The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled "DESCRIPTION OF CBC HOLDING COMPANY AND INTERIM-Business of CBC Holding Company and Business of Community Banking Company of Fitzgerald, -Market for Common Stock, -Description of Common Stock, and -Dividend Policy," and "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS-Number of Shares Outstanding."

ITEM 3.   Identity and Background of Filing Person

          The business address and telephone number of each filing person listed on the cover of this Schedule is c/o Community Banking Company of Fitzgerald, 102 West Roanoke Drive, Fitzgerald, Georgia 31750, telephone (229) 423-4321. Each filing person is a director of the Company, and George M. Ray is also the President and Chief Executive Officer of the Company. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF CBC HOLDING COMPANY AND INTERIM-Business of CBC Holding Company and Community Banking Company of Fitzgerald, and -Directors and Executive Officers of CBC Holding Company."

ITEM 4.   Terms of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS-Voting at the Special Meeting, -Requirements for Shareholder Approval, and -Dissenters

          Rights," "SPECIAL FACTORS -Purpose of the Reorganization Plan, -Reasons for the Reorganization, -Recommendation of the Board of Directors; Fairness of the Reorganization Plan, -Effects of the Reorganization on Affiliates, and -Federal Income Tax Consequences of the Reorganization Plan," and "DESCRIPTION OF THE PLAN," "DISSENTERS' RIGHTS," "DESCRIPTION OF CBC HOLDING COMPANY AND INTERIM-Market for Common Stock, and -Description of Common Stock."

ITEM 5.   Past Contacts, Transactions, Negotiations and Agreements

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS -Alternatives Considered by the Board of Directors, -Recommendation of the Board of Directors, and Fairness of the Reorganization Plan-Substantive Fairness," and "DESCRIPTION OF CBC HOLDING COMPANY AND INTERIM-Recent Affiliate Transactions."

ITEM 6.   Purposes of the Transaction and Plans or Proposals

          The common stock acquired in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reorganization described in response to Item 4 and the indebtedness to be incurred in connection therewith as described in Item 10, there are no plans, proposals or negotiations relating to or that would result in:

          (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary;

          (2) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary;

          (3) any material change in the Company's present dividend rate or policy or in its indebtedness or capitalization;

          (4) any change in the Company's present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer's employment contract;

          (5) any other material change in the Company's corporate structure or business;

          (6) any class of the Company's equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

          (7) except as disclosed in response to Item 7 relating to the prospective termination of registration of the Company common stock under the Exchange Act, any class of the Company's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

          (8) except as described in response to Item 7, the suspension of the Company's obligation to file reports under Section 15(d) of the Exchange Act.

ITEM 7.   Purposes, Alternatives, Reasons and Effects

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Purpose of the Reorganization Plan, -Alternatives Considered by the Board of Directors, -Reasons for the Reorganization, -Potential Disadvantages of the Reorganization, -Effects of the Reorganization on CBC Company, -Effects of the Reorganization on Affiliates, -Effects of the Reorganization on Shareholders Generally, -Effects of the Reorganization Plan on the Community Banking Company of Fitzgerald 401(k) Plan," -Federal Income Tax Consequences of the Reorganization Plan, -CBC Holding Company Affiliates' Determination of Fairness of the Reorganization Plan, and -Pro Forma Effect of Reorganization Plan" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

ITEM 8.   Fairness of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Recommendation of the Board of Directors; Fairness of the Reorganization Plan and -CBC Holding Company Affiliates' Determination of Fairness of the Reorganization Plan, and -Opinion of Independent Financial Advisor."

ITEM 9.   Reports, Opinions, Appraisals and Negotiations

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization Plan," and -Opinion of Independent Financial Advisor."

ITEM 10.  Source and Amount of Funds or Other Consideration

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF THE PLAN-Source of Funds and Expenses."

ITEM 11.  Interest in Securities of the Subject Company

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS-Effects of Reorganization on Affiliates," "DESCRIPTION OF CBC HOLDING COMPANY AND INTERIM-Stock Ownership, and -Recent Affiliate Transactions."

ITEM 12.  The Solicitation or Recommendation

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization Plan, and CBC Holding Company Affiliates' Determination of Fairness of the Reorganization Plan."

ITEM 13.  Financial Statements

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

ITEM 14.  Persons/Assets Retained, Employed, Compensated or Used

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Solicitation of Proxies."

ITEM 15.  Additional Information

          Not applicable.

ITEM 16.  Exhibits

          1. Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

                    Appendix A Agreement and Plan of Reorganization

                    Appendix B Shareholders Agreement

                    Appendix C S-Corporation Election Form 2553

                    Appendix D Excerpts from the Georgia Business Corporation
                               Code

               (Incorporated by reference to the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. ____________.)

          2.   Opinion of Southard Financial dated _____________, 2005

          3.   Consent of Southard Financial dated __________, 2005


[NEED TO FILE DOCUMENTS RELATING TO COMMITMENT LETTER/LINE OF CREDIT RELATING TO TRANSACTION.]

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: ___________ ,  2005

                                      CBC HOLDING COMPANY

                                      By:  /s/  George  M.  Ray
                                           -------------------------------------
                                           George M. Ray
                                           President and Chief Executive Officer

                                      CBC INTERIM CORPORATION

                                      By:  /s/  George  M.  Ray
                                           -------------------------------------
                                           George  M.  Ray
                                           President

                                      OTHER  FILING  PERSONS:

                                      /s/  Sidney S. (Buck) Anderson
                                      ---------------------------------------

                                      /s/  James Thomas Casper, III
                                      ---------------------------------------

                                      /s/  Charles A. (Pete) Clark, Sr.
                                      ---------------------------------------

                                      /s/  John  T.  Croley,  Jr.
                                      ---------------------------------------

                                      /s/  A.B.C. (Chip) Dorminy, III
                                      ---------------------------------------

                                      /s/  John  S.  Dunn
                                      ---------------------------------------

                                      /s/  Lee  Phillip  Liles
                                      ---------------------------------------

                                      /s/  Steven  L.  Mitchell
                                      ---------------------------------------

                                      /s/  James  A.  Parrott,  II
                                      ---------------------------------------

                                      /s/  George  M.  Ray
                                      ---------------------------------------

                                      /s/  Hulin  Reeves,  Jr.
                                      ---------------------------------------

                                      /s/  Robert  E.  Sherrell
                                      ---------------------------------------

                                      /s/  John  Edward  Smith,  III
                                      ---------------------------------------

                                      /s/  Wyndall  L.  Walters
                                      ---------------------------------------

                                  EXHIBIT INDEX


1. Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

               Appendix A Agreement and Plan of Reorganization

               Appendix B Shareholders Agreement

               Appendix C S-Corporation Election Form 2553

               Appendix D Excerpts from the Georgia Business Corporation Code

          (Incorporated by reference to the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. ____________.)

2.   Opinion of Southard Financial dated _____________, 2005

3.   Consent of Southard Financial dated __________, 2005